LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

GLYECO, INC.

40,000,000 Shares of Common Stock

Offered Pursuant to Rights Distributed to Record Stockholders of

GlyEco, Inc.

June [__], 2017

Dear Stockholder:

This notice is being distributed by GlyEco, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.0001 per share (the “Common Stock”), as of 5:00 p.m., Eastern Time, on June 16, 2017 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock.  The Rights are described in the Company’s Prospectus, dated June [__], 2017 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 40,000,000 shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus.  The Rights will expire, if not exercised, by 5:00 p.m., Eastern Time, on [_______], 20171, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive 0.3067 of a Right for every one (1) share of Common Stock owned of record as of 5:00 p.m., Eastern Time, on the Record Date, subject to adjustments to eliminate fractional Rights.

Each whole Right will allow you to subscribe for one (1) share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $0.08 per share (the “Subscription Price”).  Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering.  Fractional Rights will be rounded down to the nearest whole number.  As an example, if you owned 100 shares of Common Stock as of the Record Date, you would receive 100 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 30 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege.

In addition, each holder of Rights who exercises his Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $0.08 per share, for additional shares of Common Stock up to the number of shares for which such holder subscribed under his Basic Subscription Privilege on a pro rata basis if any shares are not purchased by other holders of subscription rights under their Basic Subscription Privileges as of 5:00 p.m., New York City time, on the Expiration Date (the “Excess Shares”).  “Pro rata” means in proportion to the number of shares of Common Stock that all holders of Rights who have fully exercised their Basic Subscription Privileges on their Common Stock holdings have requested to purchase pursuant to the Over-Subscription Privilege.  Each holder of Rights may exercise his Over-Subscription Privilege only if he exercised his Rights under the Basic Subscription Privilege in full and other holders of Rights do not exercise their Rights under the Basic Subscription Privilege in full.  If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Privileges.  For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Rights under the Basic Subscription Privilege in full if they subscribe for the maximum number of whole Underlying Shares available under their Basic Subscription Privilege.  See “The Rights Offering—Subscription Rights” in the Prospectus.

1 A date that is four weeks from the date of effectiveness of the registration statement.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”).  Rights may not be sold, transferred, or assigned; provided, however, that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.       Prospectus;

2.       Subscription Rights Certificate;

3.       Instructions for Use of GlyEco, Inc. Subscription Rights Certificates; and

4.       A return envelope addressed to Olde Monmouth Stock Transfer Co., Inc. (the “Rights Agent”).

Your prompt action is requested.  To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus.  The Rights Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., New York City Time, on the Expiration Date.   All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for by cashier’s or certified check drawn upon a United States bank payable to Olde Monmouth Stock Transfer Co., Inc., as Rights Agent, or by wire transfer of immediately available funds, to the subscription account maintained by the Rights Agent at Two River Community Bank, ABA # 021213465, Acct. # 0411103838, Olde Monmouth Stock Transfer Co., Inc. For Further Credit to GlyEco, Inc. Sub-Account #1022A (Basic Subscriptions) or GlyEco, Inc. Sub-Account #1022B (Over Subscriptions), with reference to the Rights holder’s name. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights.   A Rights holder cannot revoke the exercise of his Rights.  Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Rights Agent. The Rights Agent’s telephone number is (732)872-2727.

Very truly yours,

GLYECO, INC.

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